ALEXCO RESOURCE CORP.

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 10, 2014

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 1:30 PM, Vancouver Time, on Friday, June 6, 2014.

Appointment of Proxyholder

I/We, being holder(s) of Alexco Resource Corp. hereby appoint: Clynton R. Nauman, a Director and Officer of the Company, or failing him, David Whittle, an Officer of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Alexco Resource Corp. to be held at the Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia, on June 10, 2014, at 1:30 PM Vancouver Time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Number of Directors
To set the number of Directors at seven. ☐ ☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Clynton R. Nauman	☐	☐	02. George Brack	☐	☐	03. Terry Krepiakevich	☐	☐
04. David H. Searle	☐	☐	05. Rick Van Nieuwenhuyse	☐	☐	06. Michael D. Winn	☐	☐
07. Richard N. Zimmer	☐	☐						

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For Withhold

3. Appointment of Auditors
Appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. ☐ ☐

For Against

4. Approval of 2014 Stock Option Plan
That the New Stock Option Plan (as defined and described in the Company's Information Circular dated April 30, 2014), being a 9% rolling Stock Option Plan pursuant to which the Directors may, from time to time, authorize the granting of options to directors, officers, employees and service providers of the Company, be and is hereby authorized, confirmed and approved. ☐ ☐

For Against

5. Approval of New RSU Plan
That the New RSU Plan (as defined in the Company's Information Circular dated April 30, 2014), pursuant to which the Company is authorized to issue in the aggregate up to a maximum of 650,000 common shares of the Company in respect of restricted share units, be and is hereby authorized, confirmed and approved. ☐ ☐

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For Against

6. Other Matters
To transact such further or other business as may properly come before the Meeting and any adjournments thereof. ☐ ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.